Exhibit 1.01

Conflict Minerals Disclosure and Report

The Conflict Minerals Disclosure and Report (CMR) of General Motors Company is for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the SEC Rule). The SEC Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The SEC Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals. The SEC Rule defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (3TG), and any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo (DRC) or an adjoining country. In this CMR references to “General Motors,” “GM,” “our,” “us,” or “we” refer to General Motors Company.

As subsequently discussed General Motors has conducted due diligence on the source and chain of custody of 3TG contained in components and materials supplied to us, in compliance with the SEC Rule. Based on the results of our reasonable country of origin inquiry (RCOI) and after conducting due diligence we are unable to definitively determine the origin of the 3TG minerals we utilize in our products at this time.

This CMR has not been audited, as the SEC Rule states that where products are found to be “DRC conflict undeterminable” for 2013 and 2014, the CMR is not subject to an independent private sector audit.

1.    Company and Supply Chain Overview

General Motors designs, builds, and sells cars, trucks and automobile parts. We have an extensive supply chain with multiple layers of supplier manufacturers before reaching smelters/refiners. We rely on our suppliers at the top tier of our supply chain, the suppliers we have direct contracts with, to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers.

General Motors has participated in conflict minerals initiatives with other major auto manufacturers through the Automotive Industry Action Group (AIAG), a non-profit automotive industry trade association. We are not only a member of this organization but have collaborated with other members to develop common methods to obtain chain of custody declarations from suppliers. We have also contributed to and participated in AIAG training and the publication of AIAG white papers for use by auto suppliers.

2.    Due Diligence Process

2.1 Due Diligence Design

GM’s due diligence measures have been designed to conform in all material respects to the internationally recognized due diligence framework of the Organisation for Economic Co-operation and Development (OECD), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and

High-Risk Areas (OECD, 2011), and the related supplements on 3TG. The OECD framework is the only due diligence framework recognized by the SEC to date.

2.2 Due Diligence Measures Performed

Establish Strong Company Management Systems

General Motors has assigned a full-time team dedicated to lead our conflict minerals compliance program. To support this team, we have formally organized a Conflict Minerals Compliance Committee (“the Compliance Committee”), composed of team members from our Global Purchasing and Supply Chain, Public Policy, Finance, Legal, Information Technology, Communications, SEC Reporting, and Materials Engineering functions to lend cross functional expertise as needed. We also have established a Conflict Minerals Executive Steering Committee (the “Executive Committee”) composed of Executive Directors or Vice Presidents in Global Purchasing and Supply Chain, Policy, Legal, and Finance. The Executive Committee has oversight over the conflict minerals compliance program, reviews and makes decisions regarding the program, including risk mitigation.

General Motors requested that suppliers of goods incorporated into our vehicles, as well as suppliers of service parts and aftermarket parts, provide us with conflict mineral declarations for their products. The terms and conditions in our purchase contracts have been updated to include conflict minerals disclosure requirements for new or renewed business.

General Motors’ position statement with respect to conflict minerals, which is located on our website (at www.gm.com under Supply Chain Responsibility), encourages our suppliers to source responsibly, through their sub-suppliers and down through their supply chains. Our position statement was communicated to our suppliers through a supplier bulletin and is available on our supplier portal. In our conflict minerals position statement we encourage our suppliers to use certified conflict free smelters, wherever possible, to increase our level of confidence that the parts in our vehicles and products contain conflict free minerals.

Identify and Assess Risk in the Supply Chain

To obtain chain of custody declarations we used common auto industry methods that included the use of the conflict minerals template from the Electronic Industry Citizen Coalition and Global eSustainability Initiative. The template includes questions on the use and origin of conflict minerals in products, engagement with suppliers, and smelter/refiner information.

Although GM requested 3TG information from all of our direct material suppliers, we focused on suppliers that we understood to have 3TG in their products with annual purchase volume greater than $3 million. This prioritization process allowed GM to focus on and follow-up with these suppliers specifically. We used internally developed prioritization and analytical processes (to screen for errors or potential omissions) to review suppliers’ responses to the common methodology and our specific inquiries.

Design and Implement a Strategy to Respond to Identified Risks

We developed a supplier engagement and escalation process to handle the questions and follow-up needed with suppliers based on their responses. This process was employed when suppliers were late in responding, had incomplete information, provided inconsistent responses, or other issues were identified. The formal escalation process included individual written requests for information or clarifications, conference calls or meetings, and could lead to decisions made at the Executive Committee.

Support Independent Third Party Audit of Supply Chain Due Diligence at the Smelter/Refiner Level

Having smelters/refiners certified as conflict free either through the Conflict Free Sourcing Initiative (CFSI) or through other recognized certification programs is key to determining that our products contain conflict free minerals. We have supported the CFSI through financial contributions within AIAG in 2013 and 2014, and also through our direct financial support in 2014. Through our membership in the CFSI program, we support audits conducted by third parties to refine and expand the list of participating smelters/refiners.

Report on Supply Chain Due Diligence

Our Form SD and CMR are available on our website at www.gm.com. GM will file the Form SD and CMR (exhibit to Form SD, if necessary) on an annual basis.

3.    Due Diligence Results

3.1 Requested Information

General Motors has no direct business relationship with any smelters/refiners of gold, tin, tantalum or tungsten, and there are multiple levels of suppliers and sub-suppliers before reaching these smelters/refiners in the supply chain. We therefore relied on due diligence responses from our top tiered suppliers (with whom we contract) to provide information on the 3TG provided in the products shipped to them from lower tiered suppliers (with whom they contract).

3.2 Supplier Due Diligence Responses

We repeatedly contacted suppliers who failed to respond in a timely manner, and we continued to follow-up with those suppliers seeking their responses. We worked directly with suppliers who submitted conflict minerals templates that required revised responses or clarification on responses. Each supplier was provided feedback on their response and was also provided answers to any questions they had on their templates or GM's conflict minerals requirements.

General Motors further conducted supplier inquiries to understand whether 3TG minerals were sourced from the DRC and covered countries as defined by the SEC Rule and whether those minerals could be considered to be “conflict free.”

3.3 Efforts to Determine Mine or Location of Origin

Where suppliers provided names of smelters/refiners and country of origin information for minerals they purchased, they did not distinguish between 3TG minerals purchased for goods supplied to General Motors versus 3TG minerals purchased for products supplied to other customers or for the supplier's own use. For this reason we are unable to determine at this time whether the 3TG minerals in our products that we purchase and that are necessary to the functionality or production of our products are sourced from any of those smelters/refiners and countries of origin, or a subset. We are taking steps to work with our suppliers to validate the names of smelters/refiners and the related countries of origin supplying 3TG minerals to suppliers for goods supplied to us.

3.4 Conclusion

Description of Products that are “DRC Conflict Undeterminable”

As previously discussed General Motors designs, builds, and sells cars, trucks and automobile parts. Based on the RCOI’s from our suppliers and due diligence inquiries, General Motors has concluded that our cars, trucks and automobile parts are “DRC conflict undeterminable.”

Steps to Mitigate Risk and Improve Due Diligence

We are continuing to work with our suppliers to gather more information from their sub-suppliers and down through the supply chain. We have educated our suppliers on the importance of working through their supply chains to source responsibly, including utilizing conflict free smelters/refiners.

General Motors has benefited from industry collaboration, and will continue to work within AIAG and CFSI to further educate suppliers and utilize common methods to determine the origin of 3TG in our products. By working together, continuous improvement efforts that include increased numbers of conflict free smelters/refiners, can be accomplished by us and our suppliers.